Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 180 million shares of common stock, par value $0.0001 per share, and 10 million shares of preferred stock, par value $0.0001 per share.

The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you and is qualified in its entirety by reference to our restated certificate of incorporation (our “certificate of incorporation”), our amended and restated bylaws (our “bylaws”) and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Unless we indicate otherwise or the context requires, references to the “company,” “we,” “our,” “ours,” and “us” refer to RH.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law or the rules of any stock exchange upon which our shares are listed, all matters to be voted on by our stockholders must be approved by a majority of the votes cast on such matter affirmatively or negatively. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes cast and entitled to vote on the election of directors. In the case of removal of directors, all matters to be voted on by our stockholders must be approved by an affirmative vote of 66 2/3% of the voting power entitled to vote on the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding shares of our preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We are a holding company and substantially all of our operations are carried out by our subsidiary, Restoration Hardware, Inc., and its subsidiaries. Restoration Hardware, Inc.’s ability to pay dividends to us is limited by the terms of its credit agreement, which in turn may limit our ability to pay dividends on our common stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to our common stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution or liquidation preferences before we may pay distributions to the holders of our common stock.

Other Rights

Our common stock is not entitled to preemptive rights, conversion rights, redemption rights, sinking fund provisions or other rights to subscribe for additional shares. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to provide for the issuance of up to 10 million shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company. The issuance of preferred stock with voting and conversion rights may dilute the voting power of the holders of common stock, including resulting in the loss of voting control to others.

Exclusive Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including a beneficial owner) for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim against us, or our directors, officers or employees, arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, in all cases subject to the court having jurisdiction over indispensable parties.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant named in such complaint, the sole and exclusive forum shall be the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision.

Anti-Takeover Provisions

Our certificate of incorporation and bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages.

●	Undesignated Preferred Stock. The authorization of undesignated preferred stock in our certificate of incorporation makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences in a manner that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
●	Classified Board of Directors. Our certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, our certificate of incorporation provides that directors may only be removed from our board of directors with cause and by an affirmative vote of 66 2/3% of the voting power of our outstanding capital stock entitled to vote in the election of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management, of our company.
●	Board of Director Vacancies. Our certificate of incorporation and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats, subject to the rights of holders of any series of preferred stock then outstanding or as otherwise required by law or by our board of directors. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees.
●	Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals. Our certificate of incorporation provides that special meetings of stockholders may be called only by a majority of the board of directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors at an annual or special meeting must comply with the requirements set forth in our bylaws, which include certain requirements regarding the form and content of a stockholder’s notice. If the requirements are not followed, these provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company. These provisions may also discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
●	Stockholder Action by Written Consent. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.
●	Business Combinations with Interested Stockholders. We elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock (an “interested stockholder”) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Although we are not subject to any anti-takeover effects of Section 203, our certificate of incorporation contains provisions that have a similar effect as Section 203.
●	Amendments. Certain amendments to our certificate of incorporation require the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our capital stock entitled to vote thereon, but other amendments require the affirmative vote of 66 2/3% of the voting power of such stock. Our bylaws may be adopted, amended or repealed by (i) our board of directors, and (ii) by the affirmative vote of the holders of at least 70% of the voting power of all of the outstanding shares of capital stock entitled to vote thereon.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “RH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.